Exhibit 99.1

News  Release

Brookfield Real Estate Opportunity Fund Closes Acquisition
of Properties in Dallas and Atlanta and Sale of Office Complex in Montreal

TORONTO, August 10, 2010 – Brookfield Asset Management Inc. (NYSE/TSX: BAM; Euronext: BAMA) (“Brookfield”) announced today its Real Estate Opportunity Fund (“BREOF” or the “Fund”) closed the acquisition of two properties for a total of approximately $32 million. In an unrelated transaction, it completed the sale of Place Innovation, a six building, 870,000 square foot office and high-tech industrial campus.

“We are pleased that we are starting to see the much anticipated opportunity to acquire properties at attractive valuations, opportunities that have arisen due to poor capital structures and foreclosures,” commented David Arthur, Managing Partner, Brookfield Opportunistic Real Estate Investments. Arthur added: “We are gratified to have acquired two prime properties for significant discounts to replacement cost.” The Montreal sale on the other hand, reflects the investment market’s strong demand and ability to pay full prices for stabilized, income producing properties.

Two Addison Circle – Dallas

Two Addison Circle is a newly constructed, approximately 200,000 square foot Class A office building with structured parking in Dallas acquired from a lender for $16.0 million ($81 per square foot), which represents a 50+% discount to replacement cost of $175 per square foot. Brookfield has strong relationships and market knowledge through the approximately 3.5 million square feet of real estate it has acquired in the area.  Currently vacant, the property provides the Fund with a wide variety of leasing options for prospective tenants.

Gwinnett Crossing – Atlanta

Through a partnership with Landmark Residential, the Fund also acquired Gwinnett Crossing, a distressed, Class B multifamily property with 564 units from its lender for $16.7 million ($29,000 per unit).  The price is materially below replacement cost of $105,000 per unit. The seller provided 100% financing. The Fund and its partner committed to invest an additional $8.0 million of equity capital to renovate the property and implement a new leasing program to stabilize the property.

Place Innovation – Montreal

Brookfield acquired this property from a corporate owner in June 2007, with 55% of the space already or soon to be vacant.  Upon closing, the Fund implemented an aggressive leasing and asset management program that resulted in its achieving a 98% occupancy level. At that point, BREOF marketed the property for sale, attracting interest from a number of institutional

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investors, each of whom was attracted to the strong income stream.  The success of its lease-up program enabled the Fund to sell the property for a 20% premium to underwriting.

Added Arthur, “The two acquisitions represent a strong fit within the Fund’s portfolio and our strategy of investing in underperforming and distressed real estate that we can proactively manage, reposition and re-lease to create value for our Fund clients. Within the current environment and backed by strong relationships with lenders, we are aggressively pursuing similar opportunities to acquire properties like Two Addison Circle and Gwinnett Crossing, and surface value on mature properties.”

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Brookfield Real Estate Opportunity Fund, established by Brookfield Asset Management Inc., invests opportunistically in underperforming and distressed real estate in North America, including commercial office, industrial and mixed-use properties.

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “intend,” “pursue,” derivations thereof and other expressions, including conditional verbs such as “will,” “should”, “may” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the proposed repositioning of Two Addison Circle and Gwinnett Crossing and our beliefs about pursuit of future investment opportunities. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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For more information, please visit our web site at www.brookfield.com

Media	Investor Relations
Andrew Willis SVP, Communications and Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations and Communication Tel: (416) 369-8246 Email: kvyse@brookfield.com

Brookfield Real Estate Opportunity Fund
Steven Ganeless Senior Vice President Tel: (212) 417-7269 Email: steven.ganeless@brookfield.com

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